Via Facsimile and U.S. Mail
Mail Stop 6010

May 16, 2007

Louis G. Lower, II
President and Chief Executive Officer
Horace Mann Educators Corporation
1 Horace Mann Plaza
Springfield, Illinois 62715

Re: Horace Mann Educators Corporation
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 16, 2006
File Number: 001-10890

Dear Mr. Lower:

    We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief